Divakar Gupta + 1 212 479 6474 dgupta@cooley.com	VIA EDGAR

June 16, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins
Kevin Vaughn
Paul Fischer
Suzanne Hayes

Re:	Inventiva S.A.
Draft Registration Statement on Form F-1
Submitted April 10, 2020
CIK No. 0001756594

Ladies and Gentlemen:

On behalf of our client, Inventiva S.A. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 8, 2020, relating to the above referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).  Set forth below is the Company’s response to the Comment. For your convenience we have incorporated the Comment into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Draft Registration Statement.

Supplemental Response dated May 26, 2020

Validating Collaboration, page 99

1.                                     We note your response to comment 4. Based on the following information, we continue to believe you are substantially dependent on the AbbVie collaboration agreement and should file it as an exhibit to your registration statement:

•                    AbbVie’s milestone payments constituting 50% of your revenues for 2019;

•                    disclosure indicating that AbbVie is solely responsible for the clinical development of any product candidate developed through the collaboration and is the owner of all intellectual property resulting from the collaboration;

•                    disclosure indicating the agreement provides for up to €38.5 million in milestones related to the psoriasis program and additional milestones for subsequent drugs.

Additionally, we note your inclusion of ABBV-157 in your pipeline table despite your response indicating that AbbVie is solely responsible for developing and commercializing the product candidate. A separate party’s product candidate potential validation of your approach does not warrant inclusion of that party’s product candidate in your pipeline table. If you have no ongoing control over efforts to develop or commercialize ABBV- 157, please remove ABBV-157 from your pipeline table. You may continue to discuss the AbbVie collaboration agreement and its importance in verifying your product candidate development approach, but it is not appropriate to present the product candidate as part of your pipeline.

Response to Comment 1:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it continues to believe that the Company’s business is not substantially dependent on the drug discovery collaboration agreement with AbbVie (the “Research Agreement”). For the years ended December 31, 2018 and 2019, the Research Agreement generated only €0.9 million and €3.6 million in revenue, respectively, which is not meaningful to the overall economics of the business on a cash flow basis. The Company’s costs far outstrip the revenue generated under the Research Agreement, and the substantial majority of its cash funding is derived from equity investments from third parties, rather than the Research Agreement. This funding model is similar to other clinical stage biopharmaceutical companies.  Furthermore, while the Research Agreement has the potential to generate additional milestone payments in the future, the Company has not built its business around an internal assumption that additional payments will occur under the Research Agreement. Such payments are speculative and are also inconsequential in comparison to the expected cost of developing and commercializing the Company’s product candidates. As a result, the Company’s business will continue to be dependent on cash funding from investors or future partnership agreements rather than revenues under the Research Agreement.

AbbVie’s control over the clinical development of product candidates and its exclusive intellectual property ownership of intellectual property developed under the collaboration also do not make the Company’s business substantially dependent on the Research Agreement. This control and ownership are limited to ABBV-157 and do not restrict the Company’s ongoing clinical development activities, which are primarily focused on its lead product candidates lanifibranor and odiparcil, nor do they limit future potential revenue from these lead product candidates.

In its previous response letter, the Company acknowledged that the research collaboration with Abbvie is referenced more than once in the Draft Registration Statement, including the Prospectus Summary and the Company’s development pipeline chart. As an acknowledgment of the immateriality of the Research Agreement in relation to the totality of the Company’s business, and in response to the Staff’s request, in a subsequent amendment to the Draft Registration Statement, the Company will move ABBV-157 to a footnote to its pipeline table. The Company will also remove all other references to ABBV-

157 and the Research Agreement from the Prospectus Summary and from the overview and strategy portions of the Business section.

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Please direct any questions or comments concerning the Draft Registration Statement or this response letter to either the undersigned at +1 212 479 64742 or Richard Segal at + 1 617 937 2332.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Frédéric Cren, Inventiva S.A.
Richard Segal, Cooley LLP
Alison Haggerty, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP